Exhibit (a)(5)(I)

DHR Completes Tender Offer for Beckman Coulter Shares;

Announces Subsequent Offering Period

Washington, D.C., June 24, 2011 – Danaher Corporation (NYSE:DHR) announced today that Djanet Acquisition Corp., an indirect wholly owned subsidiary of Danaher Corporation, has successfully purchased all of the shares duly tendered and not withdrawn pursuant to its tender offer for all of the outstanding shares of Beckman Coulter, Inc. (NYSE: BEC) common stock at $83.50 per share, net to the seller in cash without interest and less any applicable withholding taxes.

The tender offer and withdrawal rights expired at 5:00 p.m., New York City time, on June 24, 2011. According to the depositary for the offer, a total of 63,087,256 shares of common stock of Beckman Coulter were tendered and not withdrawn prior to the expiration of the offer (including 4,646,009 shares delivered pursuant to the guaranteed delivery procedures). Shareholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $83.50 per share, net to the seller in cash without interest and less any applicable withholding taxes. Assuming all shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 88.08% of all outstanding shares have been tendered (the percentage is 81.59% if guaranteed delivery shares are not taken into account).

Danaher also announced that Djanet Acquisition Corp. has commenced a subsequent offering period which will expire at midnight, New York City time, at the end of Wednesday, June 29, 2011, unless extended. During this subsequent offering period, holders of shares of Beckman Coulter common stock who did not previously tender their shares into the offer may do so and Djanet Acquisition Corp. will promptly purchase any shares so tendered at $83.50 per share, net to the seller in cash without interest and less any applicable withholding taxes. No shares tendered in the tender offer may be withdrawn during the subsequent offering period.

After the subsequent offering period (and exercise of a “top-up” option, if necessary), Danaher expects to have sufficient shares of Beckman Coulter common stock to enable it to acquire all of the remaining outstanding shares of Beckman Coulter common stock by means of a short-form merger under Delaware law. In this merger, Djanet Acquisition Corp. will merge with and into Beckman Coulter and Beckman Coulter will become an indirect wholly owned subsidiary of Danaher. In the merger, each share of Beckman Coulter’s outstanding common stock will be cancelled and (except for shares held by Danaher, Djanet, Beckman Coulter and their respective subsidiaries and shares held by Beckman Coulter’s stockholders who have and validly exercise appraisal rights under Delaware law) converted into the right to receive $83.50 per share, net to the seller in cash without interest. Thereafter, Beckman Coulter’s common stock will cease to be traded on the NYSE.

About Danaher

Danaher Corporation is a diversified technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers. Its portfolio of premier brands is among the most highly recognized in each of the markets it serves. Driven by a foundation provided by the Danaher Business System, Danaher’s 48,000 associates serve customers in more than 125 countries and generated $12.8 billion of revenue in 2010. For more information please visit Danaher’s website: www.danaher.com.

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Danaher with the SEC on February 15, 2011, as amended through the date of this release. Beckman Coulter has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on February 15, 2011, as amended through the date of this release. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. Beckman Coulter stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials), and the Schedule 14D-9 (including the solicitation/recommendation statement) may also be obtained for free by contacting Okapi Partners LLC, the information agent for the tender offer, at (877) 274-8654.

Forward Looking Statements

Statements in this release that are not strictly historical, including statements regarding the expected timetable for and manner of completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things, the parties’ ability to satisfy the remaining merger agreement conditions and consummate the transaction. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including Danaher’s Annual Report on Form 10-K for the year ended December 31, 2010. These forward-looking statements speak only as of the date of this release and Danaher does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Contact:

Matt R. McGrew

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 419-7676